UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-70335 |

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 1/1/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

**A. REGISTRANT IDENTIFICATION**

NAME OF FIRM: JOHNSTONE BROKERAGE SERVICES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

117 SAN AUGUSTINE STREET
(No. and Street)

| CENTER | TX | 75935 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Brian Megenity | (770) 263-6003 | bmegenity@bdcaonline.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

**B. ACCOUNTANT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jerome Davies, CPA, P C.
(Name – if individual, state last, first, and middle name)

| 3605 Sandy Plains Rd., suite 240-480 | Marietta | GA | 30066 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| April 25, 2017 | 6363 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**





**OATH OR AFFIRMATION**

I, Grant Johnstone, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of JOHNSTONE BROKERAGE SERVICES, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Susan Helander Snider
My Commission Expires
2/1/2028
Notary ID 5577280

Signature: [signature]

Title:
CEO

[signature]
Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JOHNSTONE BROKERAGE SERVICES, LLC
Financial Statements
For the Year Ended
December 31, 2023
With
Report of Independent Registered Public Accounting Firm



JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Johnstone Brokerage Services, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Johnstone Brokerage Services, LLC (the Company) as of December 31, 2023, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Johnstone Brokerage Services, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The supplemental information contained in schedules I through III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I through III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2020.

Jerome Davies, CPA, P.C

Marietta, Georgia
April 1, 2024


**Johnstone Brokerage Services, LLC**
**Statement of Financial Condition**
**December 31, 2023**


**Assets**

| | | |
|---|---|---:|
| Cash | $ | 218,541 |
| Accounts receivable | | 242,375 |
| Prepaid expenses and other assets | | 23,672 |
| **Total assets** | $ | 484,588 |

**Liabilites and members' equity**

**Liabilities**

| | | |
|---|---|---:|
| Advisory fees payable | $ | 252,399 |
| Advisory fees payable - related party | | 70,292 |
| Accounts payable and accrued expenses | | 4,779 |
| **Total liabilities** | | 327,470 |
| **Members' equity** | | 157,118 |
| **Total liabilities and members' equity** | $ | 484,588 |

See notes to financial statements.

**Johnstone Brokerage Services, LLC**
**Statement of Operations**
**Year Ended December 31, 2023**

**Revenue**

| | | |
|---|---|---|
| Commissions | $ | 962,436 |
| Other income | | 30,546 |
| Interest income | | 125 |
| **Total Revenue** | | 993,107 |

**Expenses**

| | |
|---|---|
| Advisory fees | 563,602 |
| Compensation and benefits | 56,220 |
| Occupancy | 41,523 |
| Communications and technology | 27,382 |
| Other operating expenses | 224,180 |
| **Total Expenses** | 912,907 |
| **Net income** | $ 80,200 |

See notes to financial statements.


**Johnstone Brokerage Services, LLC**
**Statement of Changes in Members' Equity**
**Year Ended December 31, 2023**


| | | |
|---|---|---:|
| Balance at | | |
| December 31, 2022 | $ | 162,168 |
| | | |
| Adjustment to prior period to reflect receivable from former member | | |
| waived by the Company as a distribution | | (42,625) |
| | | |
| Balance December 31, 2022, as adjusted | | 119,543 |
| | | |
| Distribution to members | | (42,625) |
| | | |
| Net income | | 80,200 |
| | | |
| Balance at | | |
| December 31, 2023 | $ | 157,118 |

**Johnstone Brokerage Services, LLC**
**Statement of Cash Flows**
**Year Ended December 31, 2023**

**Cash flows from operating activities:**

| | | |
|---|---|---|
| Net income | $ | 80,200 |
| | | |
| Items which do not affect cash: | | |
| Adjustment to prior period to reflect receivable from former member waived by the Company as a distribution | | (42,625) |

**Adjustments to reconcile net income to net cash provided by operating activities:**

| | |
|---|---|
| Changes in assets and liabilities: | |
| Increase in accounts receivable | (194,978) |
| Decrease in due from members | 42,625 |
| Increase in prepaid expenses and other assets | (5,410) |
| Decrease in due to member | (20,174) |
| Decrease in due to related party | (2,000) |
| Increase in advisory fees payable | 322,690 |
| Decrease in accounts payable and accrued expenses | (9,453) |
| | |
| Net cash provided by operating activities | 170,875 |

**Cash flows from financing activities:**

| | |
|---|---|
| Distributions | (42,625) |
| | |
| Net cash used by financing activities | (42,625) |
| | |
| Net increase in cash | 128,250 |
| Cash at beginning of year | 90,291 |
| | |
| Cash at end of year | $ 218,541 |

Note 1        **Organization and Summary of Significant Accounting Policies**

**Organization and Business**
Johnstone Brokerage Services, LLC ('"Company'') was formed February 2, 2019 under the laws of the state of Oregon, and converted to a Texas Limited Liability Company in December 2020.   The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") effective August 8, 2019.  The Company is a member of the Financial Industry Regulatory Authority.  The Company receives trailing commissions from product providers and provides Registered Investment Advisors ("RIA") online analysis tools that the RIAs use to provide ongoing account monitoring services for clients. As a limited liability company, the members' liability is limited to their investment.

Upon the dissolution of the former parent company, Johnstone Financial, Inc., effective December 31, 2022, the Company is directly owned by the owners of the former parent.

The Company is currently under contract to be sold to a new owner.  The transaction has not yet closed but has received regulatory approval.

**Revenue Recognition**
The Company recognizes revenue from contracts with customers in accordance with ASC 606 Revenue from Contracts with Customers ("ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.  Revenue is recognized when the Company satisfies its performance obligation by transferring control over goods or services to a customer.

The Company receives commissions and fees ("commissions") from the sale of mutual funds, 529 Plans and variable annuities.  The Company receives commissions that may be paid up front, over time, upon the investor's exit from the investment (that is, a contingent deferred sales charge, as applicable), or as a combination thereof.  The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date (date of issuance for annuities).  Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty may be dependent on the value of the investment at future points in time and/or the length of time the investor remains in the investment, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the investment and/or the investor activities are known, which are usually monthly or quarterly.

**Accounts Receivable**
The carrying amount of accounts receivable is reduced by an allowance for credit losses, as necessary, to reflect management's best estimate of the amounts that will not be collected.  Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of

Note 1          **Organization and Summary of Significant Accounting Policies (continued)**
                **Accounts Receivable (continued)**
                the balance that will not be collected.  There was no allowance for credit losses as of December 31, 2023.

                **Income Taxes**
                The Company is treated as a partnership for income tax purposes. Consequently, income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings. The Company has adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

                **Use of Estimates**
                The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Note 2          **Concentrations**
                The Company maintains cash on deposit with several banking institutions. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor.  Cash balances may at times exceed federally insured limits.

                Commissions from three product providers were individually greater than 10% of total commissions revenue and in the aggregate represented approximately 52% of total commissions revenue for the year-ended December 31, 2023. Commissions from five product providers were individually greater than 10% of accounts receivable and in the aggregate represented approximately 82% of accounts receivable at December 31, 2023.

Note 3          **Contingencies**
                The Company is subject to litigation in the normal course of business.  The Company had no litigation related contingencies for the year ended December 31, 2023.

Note 4          **Net Capital Requirements**
                The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company

Note 4        **Net Capital Requirements (continued)**
had net capital of $36,496, which was $14,665 in excess of its required net capital of $21,831 and its ratio of aggregate indebtedness to net capital was 8.97 to 1.0.

Note 5        **Related Party Transactions**

The Company incurred advisory fees of approximately $96,630 pursuant to an agreement with an entity (the "Affiliate") for which an owner and an officer of the Company are also officers.  Advisory fees payable of approximately $70,292 under the agreement as of December 31, 2023 is included on the accompanying Statement of Financial Condition.

The Company leases office space from an entity under common ownership under a month-to-month operating lease with an initial term beginning January 1, 2023. The lease automatically renews each month unless cancelled. Lease expense for the year ended December 31, 2023 under this lease agreement amounted to $39,664 and is included in "Occupancy" in the Statement of Operations.  The Company provides a portion of its office space under the lease to the Affiliate for which it receives reimbursement pursuant to an expense sharing agreement.   The rent expense reimbursement is based on square footage utilized by the Affiliate.  For the year ended December 31, 2023, rent reimbursement under this agreement was $30,546 and is reflected as other income on the Statement of Operations.

The Company has elected, for all underlying classes of assets, to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.  The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

Financial position and results of operations could differ from the amounts in the financial statements if the above transactions were with entities that were autonomous.

Note 6        **Subsequent Events**
The Company has performed an evaluation of subsequent events through the date the financial statements were issued.

SUPPLEMENTAL INFORMATION

# Schedule I

**Johnstone Brokerage Services, LLC**
**Supplemental Information**
**Pursuant to Rule 17a-5**
**December 31, 2023**

**Computation of Net Capital**

| | |
|---|---:|
| Total members' equity qualified for net capital | $ 157,118 |
| | |
| Non-allowable assets: | |
| Accounts receivable, net of related advisory fees payable | 96,950 |
| Prepaid expenses and other assets | 23,672 |
| Total non-allowable assets | 120,622 |
| Net capital before haircuts | 36,496 |
| Less haircuts on securities positions | $ - |
| Net capital | $ 36,496 |
| Aggregate indebtedness | $ 327,470 |
| Computation of basic net capital requirement | |
| Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness) | $ 21,831 |
| Excess Net Capital | $ 14,665 |
| Ratio of aggregate indebtedness to net capital | 8.97 to 1 |

**Reconciliation of Computation of Net Capital**

There is no significant difference between net capital above and net capital as reported on Part IIA of Form X-17a-5 (as amended) as of December 31, 2023.

**JOHNSTONE BROKERAGE SERVICES, LLC**
**SCHEDULE** II
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS**
**UNDER SEC RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934**
**AS OF DECEMBER 31, 2023**

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014.  The Company does not hold customer funds or securities.

**SCHEDULE III**
**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS**
**UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934**
**AS OF DECEMBER 31, 2023**

With respect to the Information Relating to Possession or Control Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.


# JDCPA

Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Members of
Johnstone Brokerage Services, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) Johnstone Brokerage Services, LLC (the Company) did not claim an exemption from SEC Rule 15c3-3 in reliance upon Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and (2) the Company stated that the Company met the conditions for reliance Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

*Jerome Davies, CPA, P.C.*

Marietta, Georgia
April 1, 2024

Johnstone Brokerage Services, LLC
Exemption Report December 31, 2023

Johnstone Brokerage Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

    (1)    The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

    (2)    The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Johnstone Brokerage Services, LLC

I, Grant Johnstone, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Chief Executive Officer
April 1, 2024